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EXHIBIT 12.1

Medical Device Manufacturing, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Twelve Months Ended December 31,
	2000	2001	2002	2003	2004	2003	2004
						(Pro forma)
Pre-tax loss (income)	$(16,282)	$(8,502)	$(32,557)	$(932)	$(2,137)	$(47,565)	$3,112
Interest Expense	11,363	17,802	16,923	16,587	26,879	28,781	29,211
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Interest portion of rent	398	638	766	1,044	1,874	2,551	2,669

(Loss) earnings	(4,521)	9,938	(14,868)	16,699	26,616	(16,233)	34,992
Fixed charges	$11,761	$18,440	$17,689	$17,631	$28,753	$31,332	$31,880
Ratio	—	—	—	—	—	—	1.1x
Deficiency	$16,282	$8,502	$32,557	$932	$2,137	$47,565	—

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  EXHIBIT 12.1
Medical Device Manufacturing, Inc. Ratio of Earnings to Fixed Charges (in thousands)